

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2024

Dipak Golechha
Chief Financial Officer
Palo Alto Networks Inc.
3000 Tannery Way
Santa Clara, CA 95054

> **Re: Palo Alto Networks Inc.**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2024**
> **File No. 001-35594**

Dear Dipak Golechha:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology